January 31, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 20549

Attention:	Margaret Schwartz Christopher Edwards

RE:	File No. 001-02189

Dear Ms. Schwartz and Mr. Edwards:

In reply to your letter of December 23, 2021, we have enclosed our response in the attachment hereto.

Very truly yours,

/s/ Robert E. Funck, Jr.
Robert E. Funck, Jr.
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended December 31, 2020

1.	We note your response to our prior comment number 2. As it relates to providing tailored disclosure, please explain in greater detail how the nature of your business supports your conclusion that pending or existing climate change related legislation, regulations, and international accords will not have a material impact. In addition, tell us how you considered addressing difficulties in assessing the timing and effect of pending legislation or regulation.

Response:

Abbott is a diversified healthcare company, with multiple businesses that operate over 90 manufacturing facilities in more than 25 countries and maintain a diverse geographical supply chain and distribution network. This diversification across businesses and geographies mitigates the potential impact of pending or existing climate change related legislation and regulations on Abbott’s business, financial condition, or results of operations.

The most significant areas of climate change impact from Abbott’s operations are its electricity use, fuel consumption by its manufacturing operations, and its global sales vehicle fleet. In 2020, Abbott’s estimated energy and fuel spend for its global operations was immaterial compared to its total operating expenses.

Abbott has an established process for identifying and monitoring developments in pending and existing climate change-related legislation, regulations, and international accords, such as carbon tax regulations, the EU Emissions Trading System, and the UK 2050 net zero target. This process includes assessing the potential impacts on its business, including whether such matters could have significant operational or cost implications, understanding its risk exposures, and developing appropriate management strategies. This process takes into consideration the difficulties in assessing the timing and effect of such pending legislation, regulations, or international accords.

Given the above, in preparation of its 2020 10-K, Abbott did not believe any specific pending or existing climate change-related legislation, regulations, or international accords had or were reasonably expected to have a material impact on Abbott’s business, financial condition, or results of operations.

In its future SEC filings, Abbott will include relevant disclosure if it believes that any pending or existing climate change-related legislation, regulations, or international accords would reasonably likely have a material impact on Abbott’s business, financial condition, or results of operations.

2.	We note your response to our prior comment number 4. In order for us to evaluate your claim that the physical effects of climate change have not had a material impact on your operations and results, please describe for us the physical effects of climate change, such as effects of the severity of weather, on your operations and results in greater detail. Your response should address the potential for indirect weather-related impacts that have affected or may affect your customers or suppliers and should include information quantifying weather-related damages to your property or operations.

Response:

Abbott is a global organization with over 90 manufacturing facilities in more than 25 countries, a diverse geographical supply chain and distribution network, and well-developed business continuity planning processes. These factors significantly lessen the potential for a material business impact from climate-related physical risks, such as effects of severity of weather, and Abbott believes that climate-related physical risks have not had a material effect on Abbott’s operations, financial conditions, or results.

Abbott assesses and manages climate-related risks through its integrated, companywide risk management process. Abbott’s business continuity and crisis management functions monitor weather in real time to identify how Abbott may be impacted by weather-related events, such as potentially severe storms and hurricanes. Abbott conducts preparedness planning and implements measures designed to maintain business continuity and mitigate the financial impacts of physical climate-related risks. Accordingly, Abbott is well-positioned to quickly assess the impact of identified events and implement business continuity plans. Additionally, Abbott’s ongoing risk management processes work to identify and mitigate longer-term risks posed by climate change, such as shifts in climate patterns, drought and heat waves, and sea level rise.

As noted in Abbott’s prior response and 2020 10-K, Abbott purchases raw materials and supplies from numerous suppliers around the world and Abbott has no single customer that, if the customer were lost, would have a material adverse effect on Abbott. While indirect weather-related impacts may have the potential to affect individual customers or suppliers on a localized basis, such impacts are not currently expected to materially affect Abbott’s operations or results due to Abbott’s diverse geographical supply chain and business continuity planning processes. From time to time, Abbott has experienced isolated weather-related damages to some of its property or operations, however, the impact of such damages has not been material.

Abbott will continue to monitor the physical effects of climate change, and if such effects are considered reasonably likely to have a material effect on its operations, financial condition or results, Abbott will disclose such effects in future SEC filings as appropriate.

3.	Please tell us about the transition risks evaluated in preparing your response to prior comment number 5, including the items noted in our prior comment. Please also provide support for why you believe the effects of transition risks will not be material. Include information in your response explaining how your efforts to reduce the energy and carbon footprint of your operations address specific transition risks related to climate change that may affect you.

Response:

Abbott evaluates transition risks including policy and regulatory changes that could impose operations and compliance burdens, market trends that may alter business opportunities, credit risks, and technological changes. Abbott has established procedures to monitor potential policy and regulatory changes related to climate change across the countries and regions in which it operates. As part of its ongoing monitoring of such potential policy and regulatory changes, Abbott evaluates the potential impact of such changes on Abbott’s businesses, including whether such policy or regulation could have significant operational or cost implications. Through this process, Abbott did not identify effects of any transition risks that it believed would be material.

Further, an element of Abbott’s business strategy is reducing its overall energy and carbon footprint. Abbott has implemented several initiatives that have successfully achieved carbon reductions, including purchasing electricity from utility providers that include above-average renewable generation in their energy mix, investing in cogeneration and renewable energy generation at its facilities, and reducing energy use across its operations. Abbott’s successful implementation of such initiatives further lessens the transition risks related to climate change that may affect Abbott.

Considering Abbott’s globally diversified healthcare businesses and its continuing efforts to manage its energy usage, Abbott did not identify any effects of market trend, credit or technological change risks that it believed would reasonably likely be material to Abbott’s business, financial condition, or results of operations as of the filing date of Abbott’s 2020 10-K.

Abbott will continue to monitor the potential effects of transition risks related to climate change, and if such risks are considered reasonably likely to have a material effect on its business, financial condition or results of operations, Abbott will disclose such risks in future SEC filings as appropriate.

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